                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             WMX TECHNOLOGIES, INC.
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                    92929Q107
                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


----------------

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          a[x]
                                                          b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER

                             0

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 22,600,500
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     2,854,900
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             19,745,600

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,600,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.66%

14.     TYPE OF REPORTING PERSON*
        IA; IN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SOROS FUND MANAGEMENT LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[x]
                                                                        b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                        7.      SOLE VOTING POWER

                                0

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    19,745,600
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                        19,745,600
   WITH
                        10.     SHARED DISPOSITIVE POWER
                                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,745,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.07%

14.     TYPE OF REPORTING PERSON*
        00; IA

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                      7.      SOLE VOTING POWER

                              0

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  1,288,600
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      1,288,600
   WITH
                      10.     SHARED DISPOSITIVE POWER
                              0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
        OO; IV

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[x]
                                                                      b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                      7.      SOLE VOTING POWER

                              0

                      8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  1,288,600
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                      1,288,600
   WITH
                      10.     SHARED DISPOSITIVE POWER
                                        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
        IA; PN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                     7.      SOLE VOTING POWER

                             0

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,288,600
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     1,288,600
   WITH
                     10.     SHARED DISPOSITIVE POWER
                                       0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
        CO

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley F. Druckenmiller (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[x]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER

                             0

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 22,370,700
  OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     2,625,100
   WITH
                     10.     SHARED DISPOSITIVE POWER
                                       19,745,600

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,370,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.61%

14.     TYPE OF REPORTING PERSON*
        IA

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Duquesne Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[x]
                                                                    b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

                       7.      SOLE VOTING POWER

                               0

                       8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                   2,625,100
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON                       2,625,100
   WITH
                       10.     SHARED DISPOSITIVE POWER
                               0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,625,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.54%

14.     TYPE OF REPORTING PERSON*
        IA; OO

Introductory Note

                  This Amendment No. 3 is being filed by the Reporting Persons solely to report a change in the purpose for which the Reporting Persons hold shares of Common Stock (as defined herein). There has been no change in the number of shares of Common Stock held by the Reporting Persons since the date of the Initial Statement (as defined herein). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Statement (as defined herein). The Statement is supplementally amended as set forth herein.

Item 1.  Security and Issuer

                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $1 par value per share (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends the initial statement (the "Initial Statement") on Schedule 13D of certain of the Reporting Persons (as defined herein) dated May 23, 1996, as amended (collectively, the "Statement"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521.

Item 4.  Purpose of Transaction

                  Item 4 is amended by deleting the last sentence thereof and by adding the following paragraphs to such item:

                  The Reporting Persons have become even more frustrated with Management's lack of progress in enhancing value for the Issuer's shareholders and the apparent inability of Management, and its recently announced restructuring plan, to address this issue.

                  The Reporting Persons have also been unable, until recently, to engage the Issuer's Board of Directors (the "Board") in discussions about enhancing shareholder value. By letter dated January 16, 1997, Stanley Druckenmiller, a Managing Director of SFM LLC, requested to meet with independent members of the Issuer's Board and to have meetings with all candidates for election or re-election to the Board. Mr. Druckenmiller received a response stating that he would receive a formal response to his letter in February. SFM LLC also unsuccessfully attempted to have a member of the Issuer's Board arrange a meeting with the Issuer's Chairman, such meeting to occur prior to the announcement of the Issuer's restructuring plan.

                  The Reporting Persons have had discussions with Focus Investment Management, L.L.C., a Maine limited liability company that does certain of its business under the trade name "Lens," and certain of its affiliates (collectively, "Lens"), concerning actions that they may take to enhance the value of their investments in the Issuer. In these discussions, it was determined that Lens approach the Issuer with a proposal (the "Proposal") that the Issuer's Board promptly, and before the next annual meeting of shareholders in May 1997, elect to the Board two persons who were agreed upon by the Reporting Persons and Lens. The two persons agreed upon were Mr. Brian Corvese, a Managing Director of SFM LLC, and Mr. Herbert Lanese, former President of McDonnell Douglas Aerospace. These two candidates, in the opinion of the Reporting Persons and Lens, together possess substantial operating and financial experience and abilities, and are also sensitive to the need to enhance shareholder value. The Proposal was communicated by Lens to the Issuer on the afternoon of Wednesday February 5, 1997.

                  In response to Mr. Druckenmiller's earlier letter of January 16, 1997, a subsequent telephone conversation occurred that evening between Dean L. Buntrock, the Chairman of the Board of the Issuer, and Mr. Druckenmiller. In that conversation, Mr. Buntrock indicated that he was open to suggestions for new Board members and that his reaction was that Mr. Corvese would be acceptable and that he required more information regarding Mr. Lanese. Further information regarding Mr. Lanese was provided to Mr. Buntrock that evening.

                  On the afternoon of Thursday February 6, 1997, Dean L. Buntrock, Phillip B. Rooney and Herbert A. Getz, the Chairman of the Board; the Chief Executive Officer, President and Chief Operating Officer; and the Senior Vice President, General Counsel and Secretary of the Issuer, respectively, met at the offices of SFM LLC with Stanley Druckenmiller, Brian Corvese and Robert Jermain, all Managing Directors of SFM LLC, as well as with their legal advisors. Contrary to the position he had expressed the prior evening, Mr. Buntrock indicated that after considering the Proposal, and after canvassing the members of the Issuer's Board of Directors, he was willing only to commit publicly to hiring an executive search firm to identify two new, independent candidates to stand for election to the Board of Directors at the next annual meeting in May 1997. Mr. Buntrock also contradicted his prior statement to Mr. Druckenmiller by asserting that Mr. Lanese was suitable for the Board but that Mr. Corvese was not.

                  During the ensuing discussions, the Reporting Persons indicated that Management's reaction to the Proposal insufficiently addressed the concern that the Issuer's Board of Directors could benefit from, and that shareholder value could be enhanced by, the immediate presence on the Board of (i) an additional member with significant operating experience and the proven ability to enhance shareholder value in a large corporate environment and (ii) a member with a financial background who is more attuned to shareholders and the constituents in the financial markets. Messrs. Buntrock, Rooney and Getz stated that while the Board would be willing to elect two new, independent directors expeditiously and prior to May 1997, the Board was unwilling to consider a candidate who was, or could be viewed as being, a designee or affiliate of a large shareholder, noting that it was the Board's general view that a candidate recommended by a shareholder could not be considered "independent" and was incapable of representing the interests of the entire shareholder base. There was further discussion of the propriety of and basis, if any, for the Board's position. The meeting ended soon after the Reporting Persons reiterated their belief that a Board member's affiliation with a company's shareholders was a positive factor, by no means inconsistent with independence or a director's fiduciary duties.

                  On the evening of February 6, 1997, representatives of Lens contacted the Reporting Persons to inform them that they had just concluded a meeting at Lens' office at which were present Messrs. Buntrock, Rooney and Getz, as well as Mr. Alexander B. Trowbridge, a member of the Board and of the Board's nominating committee. The Reporting Persons were informed that the discussions that transpired were substantially similar to those that occurred between the Issuer and the Reporting Persons earlier in the day, but that certain additional issues were also discussed. At the meeting with Lens, contrary to his statements made only hours earlier at SFM LLC, Mr. Buntrock expressed concern that Mr. Lanese might not be sufficiently independent from the Reporting Persons. Lens also addressed, among other things, its concerns regarding a decision rendered after trial in an action entitled Mark W. Gregory, et al. v. Chemical Waste Management, Inc., brought against the Issuer's subsidiary. In findings of fact and conclusions of law filed on December 11, 1996, the United States District Court for the Western District of Tennessee awarded more than $76 million in compensatory damages and $15 million of punitive damages against the defendant stating "that fraud, misrepresentation and dishonesty apparently became part of the operating culture of the Defendant Corporation" and "Defendant undertook significant steps to cover up its fraud." The Reporting Persons understand that Lens commented critically upon the absence of any indication by the Board that it is taking corrective steps with respect to the Court's findings other than the Issuer's appealing the decision.

                  At approximately 9:00 a.m. Eastern Standard Time Friday, February 7, 1997, Mr. Druckenmiller attempted to call Mr. Buntrock to discuss further the Proposal. Mr. Druckenmiller was informed that Mr. Buntrock was travelling. At approximately 3:30 p.m. Mr. Druckenmiller was informed that Mr. Buntrock would not be availabe until Sunday morning and Mr. Druckenmiller was given two telephone numbers for Mr. Buntrock. In discussions between Mr. Druckenmiller and Mr. Buntrock on February 9, 1997, Mr. Druckenmiller modified the Proposal to include the removal of Mr.
Rooney from the Issuer's management. It was agreed that Mr. Druckenmiller, Mr. Jermain and Mr. Corvese of SFM LLC and a legal advisor would meet with members of the Issuer's Board on Tuesday, February 11, 1997 at 11:00 a.m. Central Standard

Time at the Issuer's principal office. However, because of a concern that the Issuer might seek to assert that the time to nominate directors for election at the next annual meeting of the Issuer's shareholders might expire before a resolution could be reached, Quantum Partners, an investment company advised by SFM LLC and a shareholder of the Issuer, caused the following persons to be nominated, by written notice dated February 10, 1997 and pursuant to the procedures set forth in the Issuer's recently amended By-laws:

                           (i)       Mr. Harvey L.  Karp has served as  Chairman
of the Board of Mueller Industries, Inc., a leading fabricator of plastics, brass, copper and aluminum products, since 1991. From 1991 to 1992, Mr. Karp also served as Chief Executive Officer of Mueller Industries, Inc. Mr. Karp has served on numerous Boards of Directors in the past. He is 69 years old.

                           (ii)        Mr.  Herbert  J.  Lanese  is  a   private
investor.   He served  as President  of McDonnell  Douglas   Aerospace  and as a
member   of  the   office  of  the   Chief   Executive   of  McDonnell   Douglas
Corporation from February, 1996 to October, 1996. Prior to serving as President of McDonnell Douglas Aerospace, he served as Deputy President of McDonnell Douglas Aerospace from 1995 to 1996 and prior to that time, as Executive Vice President and Chief Financial Officer of McDonnell Douglas Corporation. Mr. Lanese joined McDonnell Douglas Corporation in 1989 as Senior Vice President-Finance. Mr. Lanese serves on the Advisory Board of The Chase Manhattan Bank.

                           (iii) Mr. G. Allen  Mebane has served as  Chairman of
the Board of Unifi Inc., a leading textile manufacturer, since 1985. Mr. Mebane is 67 years old.

                           (iv)     Mr. Jack H. Nusbaum is a Senior Partner  and
Chairman of the New York law firm of Willkie Farr & Gallagher, where he has been a partner for more than twenty-five years. He is a director of W.R. Berkley Corporation, Fine Host Corporation, Strategic Distribution, Inc., The Topps Company, Inc., Pioneer Companies, Inc. and Prime Hospitality Corp. He is 56 years old.

                Representatives   of the   Reporting   Persons met  for one hour
with members of the Board, consisting of a majority of the directors, as well as in-house and outside counsel to the Issuer, during which these representatives explained the Proposal and the various grounds for their dissatisfaction with Mr. Rooney. Although the Board members indicated their willingness to accept two new independent Board members in place of the resigning members, no agreement was reached with respect to retention of Mr. Rooney or the identity of such new directors. At the conclusion of the meeting those present acknowledged that there had been an exchange of views and no agreements or understandings were reached.

                  The Reporting Persons may continue to pursue these matters through negotiation with the Issuer or through discussions or concerted actions with other shareholders of the Issuer, including the solicitation of proxies in respect thereof.

                  Other than in respect of communication of the Proposal, the Reporting Persons and Lens have not reached any definitive agreement or understanding as to any joint efforts to enhance the value of their investments in the Issuer or the basis on which such efforts might be undertaken. The Reporting Persons and Lens may not develop any such agreement or understanding. The Reporting Persons do not intend to seek control of the Issuer or to participate, except to the extent described above, in the day-to-day management of the Issuer.

                  Except as described above, none of Quantum Partners, Quota Fund, QIH Management, QIHMI, Quantum Industrial, SFM LLC, Mr. Soros, Lupa, Mr. Druckenmiller, Duquesne LLC, the Duquesne Clients and, to the best of the Reporting Persons' knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of

Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

  Paragraph (a) of Item 5 is amended to add the following clause (vi) at the end of such paragraph:

                  (vi) Lens has informed the Reporting Persons that, on the date of this Amendment No. 3, Lens may be deemed a beneficial owner of 242,250
shares of Common Stock  (approximately 0.05% of the Common Stock   outstanding)
within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Lens.

                  As a result of the discussions between the Reporting Persons and Lens described in Item 4, the Reporting Persons and Lens may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. Lens has informed the Reporting Persons that it intends to file a separate Schedule 13D in a timely manner.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of an Issuer

Item 6 is amended to add the following paragraph to the end of such Item 6:

                  The Reporting Persons and Lens are in discussions as described in Item 4, and as a result, the Reporting Persons and Lens may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997.                SOROS FUND MANAGEMENT LLC

                                  By:  /s/ Michael C. Neus
                                  Name:   Michael C. Neus
                                  Title:  Assistant General Counsel


                                  GEORGE SOROS


                                  By:  /s/ Michael C. Neus
                                  Name:  Michael C. Neus
                                  Title: Attorney-in-Fact


                                  QUANTUM INDUSTRIAL PARTNERS LDC

                                  By:  /s/ Michael C. Neus
                                  Name:  Michael C. Neus
                                  Title: Attorney-in-Fact


                                  QIH MANAGEMENT INVESTOR, L.P.

                                  By:  QIH Management, Inc.,
                                       General partner


                                  By:  /s/ Michael C. Neus
                                  Name:  Michael C. Neus
                                  Title: Vice President


                                  QIH MANAGEMENT, INC.

                                  By:  /s/ Michael C. Neus
                                  Name:  Michael C. Neus
                                  Title: Vice President

                                  STANLEY F. DRUCKENMILLER

                                  /s/  Michael C. Neus
                                  Name:  Michael C. Neus
                                  Title: Attorney-in-Fact





                                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                  By:  /s/ Gerald Kerner
                                  Name:  Gerald Kerner
                                  Title: Managing Director

                                     ANNEX A


         The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

         Scott K. H. Bessent
         Walter Burlock
         Brian J. Corvese
         Jeffrey L. Feinberg
         Arminio Fraga
         Gary Gladstein
         Robert K. Jermain
         David N. Kowitz
         Alexander C. McAree
         Paul McNulty
         Gabriel S. Nechamkin
         Steven Okin
         Dale Precoda
         Lief D. Rosenblatt
         Mark D. Sonnino
         Filiberto H. Verticelli
         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Common Stock.

         (b) None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock.

                                     Annex D

                  The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley Druckenmiller):


Michael A. Shay ("Mr. Shay")

Gerald Kerner ("Mr. Kerner")

                  Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

                  Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's principal business address is Duquesne Capital Management L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a)      Neither of the above persons holds any Common Stock;

                  (b) Neither of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock.

                                    Annex E

                 Directors and Officers of QIH Management, Inc.

        Name/Title/
        Citizenship                          Principal Occupation                    Business Address
        -----------                          --------------------                    ----------------
                                                                                   888 Seventh Avenue
Gary Gladstein                                                                     33rd Floor
Director and President                    Managing Director of SFM LLC             New York, New York 10106
(United States)

Sean C. Warren                                                                     888 Seventh Avenue
Director, Vice President                                                           33rd Floor
and Secretary                             Managing Director of SFM LLC             New York, New York 10106
(United States)
                                                                                   888 Seventh Avenue
Peter Streinger                                                                    33rd Floor
Treasurer                                 Chief Financial Officer of SFM LLC       New York, New York 10106
(United States)

Michael C. Neus                                                                    888 Seventh Avenue
Vice President and Assistant Secretary                                             33rd Floor
(United States)                           Assistant General Counsel of SFM LLC     New York, New York 10106



To the best of the Reporting Persons' knowledge:

(a)  None of the above persons holds any shares of Common Stock.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the shares of Common Stock.